SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Scientific Games Corporation
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

0533223 10 1
(CUSIP Number)

Barry F. Schwartz Executive Vice Chairman MacAndrews & Forbes Holdings Inc. 35 East 62nd Street New York, New York 10065 (212) 572−8600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), 13d−1(f) or 13d−1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 33,555,737 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 33,555,737 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,555,737 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.83%; See Item 5
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 26,385,737 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 26,385,737 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,385,737 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.32%; See Item 5
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 3,125,000 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 3,125,000 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.71%; See Item 5
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Two Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 4,045,000 Shares

	8	SHARED VOTING POWER None; See Item 5

	9	SOLE DISPOSITIVE POWER 4,045,000 Shares

	10	SHARED DISPOSITIVE POWER None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,045,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.80%; See Item 5
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer

This Amendment No. 8 to the statement on Schedule 13D is filed by MacAndrews & Forbes Holdings Inc. (“M&F”), SGMS Acquisition Corporation (“SGMS One”), RLX Holdings Two LLC (“RLX”) and SGMS Acquisition Two Corporation (“SGMS Two”) and amends the Schedule 13D originally filed by M&F and SGMS One on November 26, 2003 relating to the Class A common stock, par value $0.01 per share (“Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

SGMS Two acquired (i) 937,288 shares of Common Stock in the open market at a weighted average price per share of $8.9498 on May 9, 2014 and (ii) 112,712 shares of Common Stock in the open market at a weighted average price per share of $9.1709 on May 12, 2014.  The aggregate purchase price for these shares of Common Stock was approximately $9.42 million, which amount was obtained from cash on hand.  Shares of Common Stock may from time to time be pledged pursuant to the terms of commercial loan agreements.

Additionally, since the date of Amendment No. 7 to the Schedule 13D, the Issuer has repurchased shares of Common Stock as a result of which the beneficial ownership percentage of the Reporting Persons has increased.  The Reporting Persons did not participate in the Issuer’s repurchases of Common Stock and no funds of the Reporting Persons were used in connection with the repurchases, which were partially responsible for the increase in the beneficial ownership percentage of the Reporting Persons since the date of Amendment No. 7.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)-(b)  As of the close of business on May 12, 2014, (i) SGMS One has sole voting power and sole dispositive power over 26,385,737 shares of Common Stock, representing approximately 31.32% of the Common Stock, (ii) RLX has sole voting power and sole dispositive power over 3,125,000 shares of Common Stock, representing approximately 3.71% of the Common Stock and (iii) SGMS Two has sole voting power and sole dispositive power over 4,045,000 shares of Common Stock, representing approximately 4.80% of the Common Stock.

Because SGMS One, RLX and SGMS Two are wholly owned subsidiaries of M&F, M&F may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by such entities, representing approximately 39.83% of the Common Stock.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of M&F, may be deemed to beneficially own all the shares of Common Stock beneficially owned by M&F, SGMS One, RLX and SGMS Two.  Mr. Perelman also beneficially owns 42,609 shares of Common Stock (4,096 shares of which represent shares underlying restricted stock units scheduled to vest on June 4, 2014), representing less than 0.1% of the Common Stock, which, together with the shares beneficially owned by M&F, SGMS One, RLX and SGMS Two that Mr. Perelman may be deemed to beneficially own, represent approximately 39.88% of the Common Stock.

Barry F. Schwartz, the Executive Vice Chairman of M&F, beneficially owns 72,609 shares of Common Stock (4,096 shares of which represent shares underlying restricted stock units scheduled to vest on June 4, 2014), representing less than 0.1% of the Common Stock.

The percentages set forth in the four preceding paragraphs have been calculated based upon 84,250,787 shares of common stock outstanding as of April 16, 2014, according to the Issuer’s definitive proxy statement filed with the Securities Exchange Commission on April 30, 2014, and thus have increased since the date of Amendment No. 7 to the Schedule 13D not only as a result of the purchases reported above, but also as a result of share repurchases by the Company as described in Item 3 of this Amendment.

(c)  None of the persons named above has effected any transaction with respect to the Common Stock during the past sixty days, except as described in Item 3 above.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of: May 13, 2014

MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

SGMS ACQUISITION CORPORATION

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

RLX HOLDINGS TWO LLC

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President

SGMS ACQUISITION TWO CORPORATION

By:	/s/ Michael C. Borofsky
Name:	Michael C. Borofsky
Title:	Senior Vice President